

October 22, 2007

Mr. Joseph M. Ramos, Jr.
Chief Financial Officer, Siebert Financial Corp.
885 Third Avenue
New York, NY 10022

> **Re: Siebert Financial Corp.**
> **Form 10-K for the year ended December 31, 2006**
> **File No. 0-5703**

Dear Mr. Ramos:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, Tracey Houser, Staff Accountant, at (202) 551-3736, or, in their absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Branch Chief